FIRST AMERICAN INVESTMENT FUNDS, INC.
                                800 Nicollet Mall
                              Minneapolis, MN 55402


                                January 16, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

RE: Application for Withdrawal of Registration Statement on Form N-14 (File No. 333-102058)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, First American Investment Funds, Inc. (the "Company") hereby makes application to withdraw its registration statement filed on Form N-14 together with all exhibits thereto (the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission on December 20, 2002. The Company is applying for withdrawal of the Registration Statement because it wishes to submit a revised registration statement. The Registration Statement was never declared effective and no securities were offered or sold pursuant to it.

Questions regarding the foregoing application may be addressed to Mark D. Perlow of Kirkpatrick & Lockhart LLP, legal counsel to the Company in connection with the Registration Statement, at (415) 249-1070.


                                           Sincerely,

                                           /s/ Thomas S. Schreier, Jr.
                                           ---------------------------
                                           Thomas S. Schreier, Jr., PRESIDENT
                                           First American Investment Funds, Inc.